December 21, 2007	William A. Bennett Associate 202.637.5786 wabennett@hhlaw.com

VIA EDGAR AND UPS

Mr. H. Christopher Owings
Mr. James Lopez
Mr. Robert Burnett
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	SES Solar Inc. Amendment No. 1 to Registration Statement on Form SB-2 Filed November 9, 2007 File No. 333-140864

Form 10-KSB for the Fiscal Year Ended December 31, 2006 Filed May 16, 2007 File No. 0-49861

Dear Messrs. Owings, Lopez and Burnett:

On behalf of SES Solar Inc. (the “Company”), we are forwarding for filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 2 to the Company’s Registration Statement on Form SB-2 and Amendment No. 1 to the Company’s Annual Report on Form 10-KSB.

Amendment No. 2 to the Form SB-2 and Amendment No. 1 to the Form 10-KSB reflect changes made in response to the staff’s letter of comment dated December 7, 2007 (the “Comment Letter”) as well as certain other conforming changes, where appropriate. A copy of Amendment No. 2 to the Form SB-2 marked to show changes is being delivered to the staff.

We have reproduced below in italics the Staff’s comments as set forth in the Comment Letter.  Immediately following each comment is the Company’s response in regular font. Capitalized terms used but not defined in this letter have the definitions set forth in Amendment No. 2 to the Form SB-2.

Mr. H. Christopher Owings
December 21, 2007

Registration Statement on Form SB-2

Registration Statement Cover Page

1.	We note your response to comment one from our letter dated March 22, 2007. Please check the Rule 415 box or advise.

The Rule 415 box on the Registration Statement cover page to Amendment No. 2 to the Form SB-2 has been checked.

Prospectus Cover Page

2.
You disclose that the shares have not been registered under state securities laws. With a view to disclosure, advise us where you anticipate resales will occur and why you believe that blue sky registration is not required in those states.

We have revised the disclosure in the Plan of Distribution section on page 51 and included an additional risk factor on page 13 (“Resales of our securities may be restricted by state securities laws that prohibit trading absent compliance….”) to highlight the fact that we have not registered the shares under the state securities laws. We also have added disclosure in the Plan of Distribution section stating that the Company has the benefit of the Exchange Act exemption and is in the process of applying for listing in Standard and Poor’s Blue Sky Listing Program so that once the manual is published the Company expects to have exemptions from the blue sky laws in up to 44 states.

Management’s Discussion and Analysis, page 26

3.
It is not sufficient to represent that operating cash flows, cash and cash equivalents and cash received from equity financings will address your operating cash needs for the next twelve month period when the financial statements and disclosures show otherwise. Please revise your Liquidity and Capital Resources to disclose in quantified terms approximately how much you believe will be available from debt financing, available cash, future equity financing and any other sources that you anticipate using to meet working capital requirements for the next twelve months. We note your net operating cash outflows as of September 30, 2007 and each the two fiscal years ended December 31, 2006. Also, we note $3.1 million of cash equivalents at September 20, 2007 is required as a short term deposit to maintain an outstanding line of credit with your lender.

We have revised the Liquidity and Capital Resources section to disclose in quantified terms approximately how much we believe will be available from debt financing, available cash, future equity financing and any other sources that we anticipate using to meet working capital requirements for the next twelve months. Please refer to page 33 of Amendment No. 2 to the Form SB-2. Supplementally we advise the staff that the $3.1 million of cash equivalents at September 30, 2007 required as a short term deposit to maintain our credit line with UBS is for purposes of an overdraft facility, which extends only to the amount borrowed under the credit line ($0 as of October 4, 2007). The difference between what is borrowed under the credit line and what we have on deposit with UBS remains available as working capital. This fact has clarified on page 34 of Amendment No. 2 to the Form SB-2.

Mr. H. Christopher Owings
December 21, 2007

Executive Compensation, page 39

4.	We note your response to comment 11 from our letter dated March 22, 2007. Please include the CFO, Sandrine Crisafulli, in the summary compensation table, or advise.

Sandrine Crisafulli is included in the Summary Compensation Table. Please refer to page 41 of Amendment No. 2 to the Form SB-2.

Certain Relationships and Related Transactions, page 43

5.
Please revise to clarify, if true, that the 48,286,817 shares issuable to Christiane Erne, Jean-Christophe Hadorn and Claudia Rey were granted in exchange for the individuals’ approval of the share exchange agreement. Quantify the number of shares issued and issuable to each of the three persons under the share exchange agreement.

We have revised the Certain Relationships and Related Transactions section on page 45 of Amendment No. 2 to the Form SB-2 to clarify that we issued 48,286,817 shares of common stock to Christiane Erne, Jean-Christophe Hadorn and Claudia Rey, the sole stockholders of SES Société d’Energie Solaire SA (SES Switzerland), in exchange for all of the issued and outstanding shares of SES Switzerland pursuant to the reverse merger consummated on September 27, 2006. We have quantified on page 45 the number of shares issued to each of Christiane Erne, Jean-Christophe Hadorn and Claudia Rey pursuant to the share exchange agreement. Supplementally we advise the staff that all of these shares were issued on September 27, 2006, and none remain issuable.

6.	You reference outstanding receivables from a major stockholder on page F-40. Please revise this section to identify the stockholder and disclose the material terms of the arrangement.

We have revised the Certain Relationships and Related Transactions section on page 47 of Amendment No. 2 to the Form SB-2 to identify this stockholder and to disclose the material terms of the arrangement.

7.
We note the statement on page F-37 that the long term escrow agreement requires that you obtain additional financing in the amount of CHF 12 million by November 30, 2007. We also note the statement on page 44 that you obtained the necessary financing to satisfy the “subsequent escrow” and credit line escrow agreement. Revise to briefly clarify and distinguish the separate escrow agreements, and state whether and which of your recent financings satisfy each requirement, including the requirement to obtain CHF 12 million by November 30, 2007.

We have revised the Certain Relationships and Related Transactions section on pages 45 and 46 of Amendment No. 2 to the Form SB-2 to clarify and distinguish the separate escrow agreements and to explain whether and which of our recent financings satisfy the requirements of each, as applicable.

Mr. H. Christopher Owings
December 21, 2007

Interim Financial Information as of September 30, 2007

Note 10. Stockholders’ Equity, page F-11

8.	Please advise or revise your disclosure to be consistent with the number of common shares issued and outstanding on the face of the balance sheet.

We have revised the disclosure in Note 10 on page F-11 to be consistent with the number of common shares issued and outstanding on the face of the balance sheet.

9.
We refer you to the second to last paragraph on page F-13. Please advise if the agreement with Standard Atlantic has been filed as an exhibit in an EDGAR filing. Also tell us if the fee was paid for the consummation of the merger transaction, for providing consulting services over a 24 month period or some combination of services. Please also tell us why the amount was paid upon closing of the transaction and your basis in GAAP for deferring the expense.

The Finder’s Fee agreement entered into between the Company and Standard Atlantic was filed as an exhibit to the Company’s Form 8-K filed on October 4, 2006 and is now incorporated by reference into Amendment No. 2 to the Form SB-2 registration statement. We supplementally advise the staff that this is the only agreement the parties have entered into and that the agreement governs the engagement by the Company of Standard Atlantic for both the provision of services rendered in contemplation of the reverse merger transaction as well as the subsequent provision of consulting services, although these services are separate and distinct from one another.

The agreement with Standard Atlantic consists of a finder’s fee in the amount of $228,000 and a consulting fee of $480,000. The total amount of $608,000 was paid in cash in September 2006. The finder’s fee is a transaction related fee relating to the reverse merger transaction. The consulting fee is for investor relations services rendered by Standard Atlantic over a period of 24 months, commencing September 2006. As per the agreement, the fee was due upfront and was paid in September 2006. Since the services of Standard Atlantic are continuing, the Company continues to amortize the remaining balance over time, which is $20,000 per month

10.
In the last paragraph of Note 10 on page F-13 you state that the company did obtain additional financing as of September 18, 2007. Please tell where the financial statements reflect this financing. If there are no cash flows as of September 30, 2007, please revise to clarify this fact.

We acknowledge the staff’s comment. Although the additional financing was obtained on September 18, 2007, the actual cash was paid to the Company’s bank account as of October 1, 2007 and therefore was not included in the financial statements as of September 30, 2007. This fact is disclosed in the Liquidity and Capital Resources section on page 34 and in Note 7 to the financial statements on page F-10.

Mr. H. Christopher Owings
December 21, 2007

Annual Financial Statements as of December 31, 2006

Note 4. Sales Contracts under Completed-Contract Method, page F-27

11.	You disclose that you recognize revenue under the cost of completion and completed contract methods. Please advise or revise the disclosures to present the applicable method.

We acknowledge the staff’s comment. Since inception, the Company has recognized and continues to recognize revenue under the completed contract method. We have revised the respective filings accordingly and will use the proper disclosure for future filings

Note 5. Restatement, page F-27

12.
Please remove the use of terms that are not defined in SFAS No. 154 and use the terms in the Statement. For example, the accounting change reflected in the treatment of the related party loan extinguishment is an or rather than a reclassification. See paragraph 2.h. of SFAS No. 154.

The respective changes have been made throughout Note 5 of the financial statements.

Note 6. Cash and Cash Equivalents, page F-32

13.
Please tell us if the $2.5 million of short term investments is the short-term deposit used to secure the credit line with UBS or another lender, as applicable. If so, you should revise this disclosure to be consistent with the disclosure on page F-9 and discuss how the balance qualifies as cash equivalent, as described in SFAS No. 95.

We acknowledge the staff’s comment. As of December 31, 2006, the line of credit with UBS was not used. Please refer to Note 10 to the financial statements for the year ended December 31, 2006. We further advise the staff that the $2.5 million of short term deposits are not used to secure the credit line. Please refer to Note 6 to the financial statements for the year ended December 31, 2006. The short term investments are with Banque Cantonal de Genève and not UBS. Moreover, the short term investments are not used to secure any credit lines at UBS or any other lender as of December 31, 2006. Regarding the disclosure on page F-9, please refer to our response to comment number three above.

Part II

Exhibits

14.	Please file the legal opinion and all required exhibits in a timely manner so that we may have sufficient time to review them before you request effectiveness of your registration statement.

We acknowledge the staff’s comment and note that the staff will need a filed legal opinion and all required exhibits in a timely manner prior to the Company requesting effectiveness of the registration statement.

Mr. H. Christopher Owings
December 21, 2007

Form 10-KSB for the Fiscal Year Ended December 31, 2006

15.	Please revise your Form 10-KSB consistent with the comments to your Form SB-2.

Amendment No. 1 to the Form 10-KSB for the fiscal year ended December 31, 2006 is being filed contemporaneously with this Amendment No. 2 to the Form SB-2. Amendment No. 1 to the Form 10-KSB for the fiscal year ended December 31, 2006 has been revised consistent with the comments issued by the staff on the Form SB-2 and also reflects certain other conforming changes, as appropriate.

Item 8A Controls and Procedures, page 27

16.
We note the statement that there were material weaknesses but that the certifying officers have determined that now SES Solar has in place effective disclosure controls and procedures. Please revise to disclose in reasonable detail the basis for your officers’ conclusions that the material weaknesses have been fully remediated.

We have revised the Controls and Procedures disclosure to discuss in reasonable detail the basis for our officers’ conclusions that the material weaknesses have been remediated.

17.
We note that you state there were no “significant” changes in your internal controls. Your disclosure does not appear to specifically address Item 308(c) of Regulation S-B. Please revise to state, if true, that there were no changes in internal controls that occurred during the last fiscal quarter that have materially affected or are reasonably likely to materially affect, your internal control over financial reporting.

We have revised the disclosure in response to the staff’s comment. Please see page [ ] to Amendment No. 1 to the Form 10-KSB for the fiscal year ended December 31, 2006.

18.
We note the disclosure that the company has in place disclosure controls and procedures “effective to provide reasonable assurance that all material information required to be disclosed by the Company in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.” Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are effective also to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions about required disclosure.

We have revised the disclosure in response to the staff’s comment. Please see page [ ] to Amendment No. 1 to the Form 10-KSB for the fiscal year ended December 31, 2006.

Exhibit 31.1 and 31.2

19.
Please revise the 302 certifications to conform to the exact wording required by Exchange Act Rule 13a-14(a) and Item 601(b)(31) of Regulation S-B. For example, please remove the titles of the certifying officers in the first line. Please also revise to replace the term “registrant” with “small business issuer.”

Mr. H. Christopher Owings
December 21, 2007

We have revised the 302 certifications to conform to the exact wording required by Exchange Act Rule 13a-14(a) and Item 601(b)(31) of Regulation S-B. Please refer to the certifications filed as Exhibits 31.1 and 31.2 to Amendment No. 1 to the Form 10-KSB for the fiscal year ended December 31, 2006.

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If you have any questions or would like further information concerning the Company’s responses, please call William A. Bennett at (202) 637-5786. Thank you for your assistance.

Sincerely,

/s/ Steven M. Kaufman

Steven M. Kaufman

cc:	Jean-Christophe Hadorn
BDO Visura